ITEM 77M
                                     MERGERS

     On September 20, 2002, Short-Intermediate Income Fund, Inc., a registered investment company, merged with and into Brown Advisory Intermediate Bond Fund, a series of the Registrant, a registered investment company. Each of the Board of Directors of Short-Intermediate Income Fund, Inc., the Board of Trustees of Registrant and the shareholders of Short-Intermediate Income Fund, Inc. approved the merger of the funds. The Agreement and Plan of Reorganization underlying the merger of the funds is attached below.


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